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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                         ------------------------------

                              MEASUREX CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              MEASUREX CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                         ------------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                         ------------------------------

                                  583432 10 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         ------------------------------

                                DAVID A. BOSSEN
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                              MEASUREX CORPORATION
                                ONE RESULTS WAY
                          CUPERTINO, CALIFORNIA 95014

                                 (408) 255-1500
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING THIS STATEMENT)

                         ------------------------------

                                   COPIES TO:
                              JOHN W. LARSON, ESQ.
                           THOMAS W. KELLERMAN, ESQ.
                        BROBECK, PHLEGER & HARRISON LLP
                             TWO EMBARCADERO PLACE
                                 2200 GENG ROAD
                          PALO ALTO, CALIFORNIA 94303

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Honeywell Acquisition Corp., Delaware corporation and a wholly owned subsidiary of Honeywell Inc., a Delaware corporation, to purchase all of the Shares (as defined below) of Measurex Corporation, a Delaware corporation. Capitalized terms used herein and not otherwise defined herein shall have the meaning assigned to them in the Offer to Purchase dated January 31, 1997, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9 (the "Offer to Purchase").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Measurex Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is One Results Way, Cupertino, California 95014. The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Shares"), of the Company.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer (the "Offer") disclosed in the
Schedule 14D-1 dated January 31, 1997 (as amended or supplemented, the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") by Honeywell Inc., a Delaware corporation (the "Parent"), and its wholly owned subsidiary, Honeywell Acquisition Corp., a Delaware corporation (the "Purchaser"), relating to an offer by the Purchaser to purchase all outstanding Shares at $35.00 per share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The principal executive offices of each of the Purchaser and Parent are located at Honeywell Plaza, 2701 4th Avenue South, Minneapolis, Minnesota 55408. Unless the context otherwise requires, all references to Shares in this Schedule 14D-9 shall include the associated preferred share purchase rights (the "Rights"), and all references to the Rights shall include all benefits that may inure to the holders of the Rights pursuant to the Rights Agreement between the Company and Bank of New York, as amended.

     The Offer is being made pursuant to the Agreement and Plan of Merger dated as of January 26, 1997 (the "Merger Agreement"), by and among the Company, the Parent and the Purchaser. A copy of the Merger Agreement is filed as Exhibit
(c)(1) to this Schedule 14D-9 and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each Share outstanding at the Effective Time (as defined below) (other than Shares held in the treasury of the Company, Shares owned by the Parent, the Purchaser or any other subsidiary of the Parent or the Company or Shares held by stockholders who properly exercise their dissenters' rights under the Delaware General Corporation Law (the "DGCL")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $35.00 per share, net to the Seller in cash, without interest thereon (the "Merger Consideration"), upon the surrender of the certificate formerly representing such Share (the "Certificate"). The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND.

     a. The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

     b. Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and its executive officers, directors or affiliates are described in the Information Statement attached as Schedule I under the headings "Executive Compensation;" "Option Grants in Last Fiscal Year;" "Aggregate
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Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values;"
"Employment Contracts and Change of Control Arrangements;" and "Certain Transactions."

MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 of the Offer to Purchase.

     THE OFFER. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that, without the written consent of the Company, the Purchaser will not decrease the Offer Price, decrease the number of Shares sought in the Offer, amend or waive the Minimum Condition (as defined in the Offer), or amend any condition of the Offer in a manner adverse to the holders of Shares, except that if on the initial scheduled expiration date of the Offer, the sole condition remaining unsatisfied is the failure of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") to have expired or been terminated, the Purchaser shall extend the termination date from time to time until two business days after the expiration of the waiting period under the HSR Act. The Merger Agreement provides that if, immediately prior to the expiration date of the Offer, as it may be extended, the Shares tendered and not withdrawn pursuant to the Offer equal less than 90% of the Shares outstanding, the Purchaser may extend the Offer for a period not to exceed 20 business days.

     CONDITIONS. The Purchaser's obligation to accept Shares for payment pursuant to the Offer is subject to the satisfaction of certain conditions (the "Conditions") set forth in Section 14 of the Offer to Purchase, which is incorporated herein by reference.

     THE MERGER. Following the consummation of the Offer, the Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with Delaware law, at the effective time of the Merger (the "Effective Time"), the Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation").

     The respective obligations of Parent and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the Closing Date (as defined in the Merger Agreement) of each of the following conditions, any and all of which may be waived in whole or in part, to the extent permitted by applicable law: (i) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Shares, if required by applicable law, in order to consummate the Merger; (ii) no law, statute, rule, order, decree or regulation shall have been enacted or promulgated by any government or any governmental agency or authority of competent jurisdiction which declares the Merger Agreement invalid or unenforceable in any material respect or which prohibits the consummation of the Merger, and all governmental consents, orders and approvals required for the consummation of the Merger and the transactions contemplated by the Merger Agreement shall have been obtained and shall be in effect at the Effective Time;
(iii) Parent, the Purchaser or their affiliates shall have purchased Shares pursuant to the Offer, unless such failure to purchase is as a result of a breach of Parent's and the Purchaser's obligations under the Merger Agreement; and (iv) the applicable waiting period under the HSR Act shall have expired or been terminated.

     At the Effective Time of the Merger (i) each issued and outstanding Share (other than Shares that are owned by the Company as treasury stock, any Shares owned by Parent, the Purchaser or any other wholly owned subsidiary of Parent, or any Shares which are held by stockholders exercising appraisal rights under Delaware law) will be converted into the right to receive the price per Share paid pursuant to the Offer (the "Merger Consideration") and (ii) each issued and outstanding share of the Purchaser will be converted into one share of common stock of the Surviving Corporation.

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     THE COMPANY'S BOARD OF DIRECTORS.  The Merger Agreement provides that promptly after the purchase by Parent of at least a majority of the outstanding Shares (on a fully diluted basis), Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board as is equal to the product of the total number of directors on the Company's Board multiplied by the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding. The Company will, upon request of the Purchaser, use its best reasonable efforts promptly to either increase the size of the Company's Board or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Parent's designees to be elected to the Company's Board. In the event that Parent's designees are elected to the Company's Board, until the Effective Time, the Company's Board will have at least two directors who are directors on the date of the Merger Agreement and who would constitute Continuing Directors for purposes of Article Twelfth of the Company's Certificate of Incorporation. The Company's obligation to appoint the Purchaser's designees to its Board of Directors is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

     STOCKHOLDERS MEETING. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as promptly as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger and the adoption of the Merger Agreement. The Merger Agreement provides that the Company will, if required by applicable law in order to consummate the Merger, prepare and file with the Commission a preliminary proxy or information statement (the "Proxy Statement") relating to the Merger and the Merger Agreement and use its best efforts (i) to obtain and furnish the information required to be included by the Commission in the Proxy Statement and, after consultation with Parent, to respond promptly to any comments made by the Commission with respect to the preliminary Proxy Statement and cause a definitive Proxy Statement to be mailed to its stockholders, provided that no amendment or supplement to the Proxy Statement will be made by the Company without consultation with Parent and its counsel and
(ii) to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders. If the Purchaser acquires at least a majority of the outstanding Shares, the Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger. The Company has agreed to include in the Proxy Statement the recommendation of the Company Board that stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement. Parent has agreed that it will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries and affiliates in favor of the approval of the Merger and the adoption of the Merger Agreement.

     The Merger Agreement provides that in the event that Parent, the Purchaser or any other subsidiary of Parent acquires at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, Parent, the Purchaser and the Company will, at the request of Parent and subject to the terms of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company, in accordance with Delaware law.

     OPTIONS. Pursuant to the Merger Agreement, immediately prior to the Effective Time, each holder of then outstanding options to purchase Shares granted by the Company (the "Options") will be entitled to receive from the Company, and will receive, in settlement of each Option a Cash Amount, as defined below, with respect to the number of Shares for which the Option is exercisable immediately prior to the Effective Time (the "Vested Portion"), and the Parent will assume the balance of the Option, if any (the "Unvested Portion"). The Vested Portion of each Option will terminate as of the Effective Time. The "Cash Amount" payable for the Vested Portion of each Option will equal the product of (i) the Merger Consideration minus the exercise price per Share of the Vested Portion of such Options and (ii) the number of Shares covered by the Vested Portion of such Option. With respect to any Option held by individuals who are parties to severance agreements and Options held by directors of the Company, the entire Option will be treated as the Vested Portion of the Option. In addition, with respect to any portion of the Option (other than Options held by the individuals referred to in the preceding sentence) if any, other than the Vested Portion (the "Unvested Portion"), the Parent will assume, as of the Effective Time such Unvested Portion of an Option. Upon such assumption, the Unvested Portion of the Option will be converted into an option (a "Parent Option") to

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purchase shares of the common stock, par value $1.50 per share, of Parent (the
"Parent Common Stock"). With respect to any such Parent Option (i) the number of shares of Parent Common Stock subject to such Parent Option will be determined by multiplying the number of Shares subject to the Unvested Portion of the Option by the Option Exchange Ratio (as hereinafter defined), rounding any fractional share up to the nearest whole share, and (ii) the exercise price per share of such Parent Option will be determined by dividing the exercise price per share under the Unvested Portion of the Option by the Option Exchange Ratio, and rounding the exercise price thus determined up to the nearest whole cent. Except as provided above, the assumed Options will be subject to the same terms and conditions (including, without limitation, expiration date, vesting and exercise provisions) as were applicable to the Unvested Portion of the Option immediately prior to the Effective Time. Parent has agreed to take all actions which may be necessary so that, in the event that an optionee's employment by the Company is terminated at any time during the eighteen-month period immediately following the Effective Time, the Unvested Options held by such optionee shall vest as of the date of termination and not expire until three months following the date of termination. The "Option Exchange Ratio" will be
(x) the Offer Price divided by (y) the average of the closing prices of the Parent Common Stock on the New York Stock Exchange ("NYSE") during the ten trading days preceding the fifth trading day prior to the Closing Date. If and to the extent required by the terms of the plans governing Options or pursuant to the terms of any Option granted thereunder, each of Parent and the Company shall use its best efforts to obtain the consent of each holder of outstanding Options to the foregoing treatment of such Options. Each share of Parent Common Stock underlying the Parent Options will be covered by an effective registration statement under the Securities Act. Except as may be otherwise agreed to by Parent or the Purchaser and the Company, the Option Plan shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries shall be deleted as of the Effective Time. According to the Merger Agreement, the Company has taken all actions so that following the Effective Time no holder of employee stock options will have any rights to receive Shares upon exercise of an employee stock option.

     In addition, outstanding purchase rights under the Company's Employee Stock Purchase Plan (the "Company ESPP") will be exercised upon the earlier of (i) the next scheduled purchase date under the Company ESPP or (ii) immediately prior to the Effective Time, and each participant in the Company ESPP shall accordingly be issued Shares at the time which will be cancelled at the Effective Time and converted into the right to the receive the Merger Consideration for those Shares. The Company ESPP will terminate with such exercise date, and no purchase rights shall be subsequently granted or exercised under the Company ESPP.

     INTERIM OPERATIONS. Pursuant to the Merger Agreement, the Company has agreed that, except as expressly contemplated or provided by the Merger Agreement or agreed to in writing by Parent, prior to the time the directors of the Purchaser constitute a majority of the Company Board, (the "Board Appointment Date"), the business of the Company and its subsidiaries will be conducted only in the ordinary and usual course and to the extent consistent therewith, each of the Company and its subsidiaries will use its best reasonable efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners, and (a) the Company will not, directly or indirectly, (i) issue, sell, transfer or pledge or agree to sell, transfer or pledge any treasury stock of the Company or any capital stock of any of its subsidiaries beneficially owned by it, except upon the exercise of employee stock options or other rights to purchase shares of Common Stock pursuant to the Company ESPP outstanding on January 26, 1997;
(ii) amend its certificate of incorporation or by-laws or similar organizational documents; or (iii) split, combine or reclassify the outstanding Shares or Preferred Stock or any outstanding capital stock of any of the subsidiaries of the Company; and (b) neither the Company nor any of its subsidiaries shall (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock other than dividends paid by subsidiaries of the Company to the Company or any of its subsidiaries in the ordinary course of business; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than shares reserved for issuance on January 26, 1997 pursuant to the exercise of Company Options outstanding on January 26, 1997; (iii) transfer, lease, license, sell, mortgage, pledge,

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dispose of, or encumber any assets other than in the ordinary and usual course of business and consistent with past practice, or incur or modify any indebtedness or other liability, other than in the ordinary and usual course of business and consistent with past practice; (iv) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock; (v) grant any increase in the compensation payable or to become payable by the Company or any of its subsidiaries to any of its executive officers or adopt any new or amend or otherwise increase or accelerate the payment or vesting of the amounts payable or to become payable under any existing bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan, agreement or arrangement; (vi) enter into any employment or severance agreement with or, except in accordance with the existing written policies of the Company, grant any severance or termination pay to any officer, director or employee of the Company or any of its subsidiaries; (vii) permit any insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent, except in the ordinary course of business and consistent with past practice; (viii) enter into any contract or transaction relating to the purchase of assets other than in the ordinary course of business consistent with prior practices; (ix) change any of the accounting methods used by it unless required by United States generally accepted accounting principles ("GAAP"), neither the Company nor any of its subsidiaries shall make any material tax election except in the ordinary course of business consistent with past practice, change any material tax election already made, adopt any material tax accounting method except in the ordinary course of business consistent with past practice, change any material tax accounting method unless required by GAAP, enter into any closing agreement, settle any tax claim or assessment or consent to any tax claim or assessment or any waiver of the statute of limitations for any such claim or assessment; or (x) take any action with the intent of causing any of the conditions to the Offer set forth in Annex A to the Merger Agreement to not be satisfied.

     NO SOLICITATION. Pursuant to the Merger Agreement, the Company has agreed that neither the Company nor any of its subsidiaries will (and the Company will use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any proposal or offer to acquire all or a substantial part of the business and properties of the Company or any of its subsidiaries or any capital stock of the Company or any of its subsidiaries, whether by merger, tender offer, exchange offer, sale of assets or similar transactions involving the Company or any subsidiary, division or operating or principal business unit of the Company (an "Acquisition Proposal"), except that the Company and the Company Board are not prohibited from (i) taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or (ii) making such disclosure to the Company's stockholders as, in the good faith judgment of the Board, after receiving advice from outside counsel, is required under applicable law, provided that the Company may not, except as described below, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend, any Acquisition Proposal, or enter into any agreement with respect to any Acquisition Proposal. The Company also agreed to immediately cease any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing. The Merger Agreement provides that the Company, prior to the acceptance of Shares pursuant to the Offer, may furnish information concerning the Company and its subsidiaries to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal if (i) such entity or group has on an unsolicited basis submitted a bona fide written proposal to the Company relating to any such transaction which the Company Board determines in good faith, after consulting with a nationally recognized investment banking firm, represents a superior transaction to the Offer and the Merger and (ii) in the opinion of the Company Board, only after receipt of advice from outside legal counsel, the failure to provide such information or access or to engage in such discussions or negotiations could reasonably be expected to cause the Company Board to violate its fiduciary duties to the Company's stockholders under applicable law (an Acquisition Proposal which satisfies clauses (i) and (ii) is referred to in the Merger Agreement as a "Superior Proposal"). The Company

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will within two business days following receipt of a Superior Proposal notify
Parent of the receipt of the same. The Company will promptly provide to Parent any material non-public information regarding the Company provided to any other party which was not previously provided to Parent. At any time after two business days following notification to Parent of its intent to do so (which notification shall include the identity of the bidder and the material terms and conditions of the proposal) and if permitted to do so pursuant to the terms of the Merger Agreement, the Company Board may withdraw or modify its approval or recommendation of the Offer and may enter into an agreement with respect to a Superior Proposal, provided it shall concurrently with entering into such agreement pay or cause to be paid to Parent the Termination Fee (as defined below) plus any amount payable at the time for reimbursement of expenses pursuant to the Merger Agreement. If the Company has notified Parent of its intent to enter into an agreement with respect to a Superior Proposal in compliance with the preceding sentence and has otherwise complied with such sentence, the Company may enter into an agreement with respect to such Superior Proposal (with the bidder and on terms no less favorable than those specified in such notification) after the expiration of the initial two business day period without any further notification.

     INDEMNIFICATION AND INSURANCE. Pursuant to the Merger Agreement, for six years after the Effective Time, the Surviving Corporation (or any successor to the Surviving Corporation) shall indemnify, defend and hold harmless the present and former officers and directors of the Company and its subsidiaries and persons who become any of the forgoing prior to the Effective Time with respect to matters occurring at or prior to the Effective Time to the full extent required under Delaware law, the terms of the Company's Certificate of Incorporation or the By-laws, as in effect as of January 26, 1997 and, the terms of any indemnification agreement entered into with the Company prior to January 26, 1997. The Merger Agreement also provides that Parent or the Surviving Corporation will maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") for a period of not less than six years after the Effective Time, provided, that Parent may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to such former directors or officers. Parent has also agreed that if the existing D&O Insurance expires, is terminated or cancelled during such period, Parent or the Surviving Corporation will use all reasonable efforts to obtain substantially similar D&O Insurance, but in no event will it be required to pay aggregate premiums for such insurance in excess of 150% of the aggregate premiums paid in 1996 on an annualized basis for such purpose (the "1996 Premium"). If Parent or the Surviving Corporation is unable to obtain the amount of D&O Insurance required for such aggregate premium, Parent or the Surviving Corporation has agreed to obtain as much insurance as can be obtained for an annual premium not in excess of 150% of the 1996 Premium.

     REPRESENTATIONS AND WARRANTIES. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser with respect to, among other things, its organization, capitalization, financial statements, public filings, conduct of business, employee benefit plans, intellectual property, employment matters, compliance with laws, tax matters, litigation, environmental matters, vote required to approve the Merger Agreement, undisclosed liabilities, its rights plan, information in the Proxy Statement and the absence of any material adverse effect on the Company since September 1, 1996.

     TERMINATION; FEES. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval of the stockholders of the Company, (a) by mutual consent of Parent and the Company, (b) by either the Company or Parent (i) if (x) the Offer shall have expired without any Shares being purchased therein or (y) the Purchaser shall not have accepted for payment all Shares tendered pursuant to the Offer by April 30, 1997, provided, that such right to terminate will not be available to any party whose failure to fulfill any obligation under the Merger Agreement was the cause of, or resulted in, the failure of Parent or the Purchaser to purchase the Shares on or before such date or after Purchaser has purchased Shares pursuant to the Offer; or (ii) if any governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties will use their best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and non-appealable, (c) by the Company (i) if Parent, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five

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business days following the date of the initial public announcement of the
Offer; provided, that the Company may not terminate the Merger Agreement pursuant to this clause (i) if the Company is at such time in breach of its obligations under the Merger Agreement such as to cause a material adverse effect on the Company and its subsidiaries, taken as a whole; (ii) in connection with entering into a definitive agreement with respect to an Acquisition Proposal; provided it has complied with all of the provisions, including the notice provisions described above under "No Solicitation," and that it makes simultaneous payment of the Termination Fee, plus any amounts then due as a reimbursement of expenses; or (iii) if Parent or the Purchaser shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to Parent or the Purchaser, as applicable, (d) by Parent (i) if, due to an occurrence, not involving a breach by Parent or the Purchaser of their obligations under the Merger Agreement, which makes it impossible to satisfy any of the conditions to the Offer, Parent, the Purchaser, or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; (ii) if prior to the purchase of Shares pursuant to the Offer, the Company has breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which (x) would give rise to the failure of a condition described in paragraph (f) or (g) under Annex A to the Merger Agreement (which are set forth in clauses (f) and (g) of Section 14 of the Offer to Purchase) and (y) cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to the Company; or (iii) if either Parent or the Purchaser is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (e) under Annex A to the Merger Agreement (which is set forth in clause (e) of Section 14 of the Offer to Purchase).

     In accordance with the Merger Agreement, if (x) the Company terminates the Merger Agreement pursuant to clause (c)(ii) of the immediately preceding paragraph, (y) Parent terminates the Merger Agreement pursuant to clause
(d)(iii) of the immediately preceding paragraph, or (z) either the Company or Parent terminates the Merger Agreement pursuant to paragraph (b)(i) above and
(u) prior thereto there shall have been publicly announced another Acquisition Proposal or an event set forth in paragraph (h) of Annex A to the Merger Agreement (which is set forth in clause (h) of Section 14 of the Offer to Purchase) shall have occurred and (v) an Acquisition Proposal shall be consummated on or prior to December 31, 1997, the Company has agreed to pay to Parent an amount equal to $20.0 million (the "Termination Fee") plus an amount, not to exceed $3.0 million, equal to Parent's actual and reasonably documented out-of-pocket fees and expenses incurred by Parent and Purchaser in connection with the Offer, the Merger, the Merger Agreement and the consummation of the Transactions; provided that no Termination Fee will be payable if the Purchaser or Parent was in material breach of its representations, warranties or obligations under the Merger Agreement at the time of its termination.

INDEMNIFICATION AGREEMENTS

     The Company has previously entered into indemnification agreements with each person who as of January 26, 1997 was either an executive officer or director of the Company. The indemnification agreements generally provide (i) for indemnification against all costs and expenses (including attorneys' fees) actually and reasonably incurred in connection with the investigation, defense or appeal of any threatened, pending or completed action, suit or proceeding related to the fact that such Indemnitee is or was serving the Company as a director, officer, employee, agent or fiduciary, or by reason of anything done or not done by such indemnitee in any such capacity and any and all judgments, fines, penalties and amounts paid in settlement of any claim, unless it is determined that such indemnification is not permitted under applicable law or as a result of certain culpable action by such indemnitee and (ii) for the prompt advancement of expenses to an indemnitee as well as the reimbursement by such indemnitee of any such advances to the Company if it is determined that the indemnitee is not entitled to such indemnification. An indemnitee's rights under the indemnification agreements are not exclusive of any other rights they may have under the DGCL, the Company's Bylaws or otherwise. A copy of the form of indemnification agreement has been filed as Exhibit (c)(3) to this Schedule 14D-9 and is incorporated herein by reference in its entirety. Article VII,
Section 6 of the Bylaws of the Company also provides for indemnification of officers and directors of the Company. A copy of such

Article VII, Section 6 has been filed as Exhibit (c)(5) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     Article Eleventh of the Certificate of Incorporation of the Company, as amended to date, limits the personal liability of directors of the Company and provides for indemnification of the officers and directors of the Company, in each case to the fullest extent permitted by the DGCL and other applicable law. A copy of such Article Eleventh has been filed as Exhibit (c)(4) to this
Schedule 14D-9 and is incorporated herein by reference in its entirety.

EMPLOYMENT AGREEMENTS

     The following is a summary of certain provisions of employment agreements entered into by the Purchaser with David A. Bossen, Chairman of the Board and Chief Executive Officer of the Company (the "Bossen Agreement"), and John C. Gingerich, President and Chief Operating Officer of the Company (the "Gingerich Agreement" and, together with the Bossen Agreement, the "Employment Agreements"), which agreements will become effective at the Effective Time. The summary is qualified in its entirety by reference to the Employment Agreements, which are incorporated herein by reference and copies of which have been filed as Exhibits (c)(8) and (c)(9) to this Schedule 14D-9. The Employment Agreements may be examined and copies may be obtained at the places and in the manner set forth in Section 8 of the Offer to Purchase.

     Pursuant to the Employment Agreements, Mr. Bossen and Mr. Gingerich (each, an "Executive" and collectively, the "Executives") will be employed by the Surviving Corporation until December 31, 2000 and December 31, 1998, respectively, unless earlier terminated pursuant to the terms of the Employment Agreements. The respective Employment Agreements provide that as long as such Executive remains an employee of the Surviving Corporation and such Executive's respective Employment Agreement remains in effect, Mr. Bossen's base salary for 1997 will be $475,000 and his base salary for each of 1998, 1999 and 2000 will be $300,000 and Mr. Gingerich will be compensated in accordance with the terms of Parent's Executive Compensation Program as a Level J executive with an initial annual base salary of $250,000.

     Mr. Bossen will be entitled to $395,000 as additional incentive compensation upon continuation of his employment through the end of 1997 and will receive a cash payment of approximately $3.1 million on or about the Effective Time (representing the amount due under his Measurex Severance Agreement if he were Involuntarily Terminated (as defined therein) within eighteen months of the Effective Time). According to the Gingerich Agreement, although Mr. Gingerich will receive the same 40% of base salary "on-plan" incentive compensation specified for Level J executives, the plan upon which his incentive compensation will be determined during the first calendar year of his employment, even if Mr. Gingerich's employment with Parent commences after the start of the calendar year, will be based upon the results reflected in the 1997 Measurex operating plan previously delivered to Parent and in the pulp and paper segment of the 1997 Honeywell operating plan, with the objectives of operating profit and economic value added weighted 60% and 40%, respectively; if Mr. Gingerich's employment does commence after the start of the calendar year, his incentive compensation for such first calendar year of employment will be prorated. In addition, objectives and weightings for the subsequent calendar years of Mr. Gingerich's employment, if his employment continues pursuant to the Gingerich Agreement, will be determined by the President of Honeywell Industrial Automation and Control, during the fourth quarter of the year preceding each such subsequent year. If an Executive's Employment Agreement terminates before the end of a calendar year, any incentive compensation due such Executive for that calendar year will be determined on a prorated basis.

     If Mr. Gingerich is continuously employed by the Surviving Corporation through the scheduled issue date for the Parent Stock Option program in February 1998, the Gingerich Agreement provides for Mr. Gingerich to receive 7,500 nonqualified stock options to purchase shares of Parent's common stock with a ten year term (provided that if Mr. Gingerich's employment with Parent is terminated, the exercisability of such options after the date of termination will be subject to the terms of Parent's Stock Option Program (the "Option Plan") at an exercise price determined in accordance with the Option Plan. In addition, the Gingerich Agreement provides that Mr. Gingerich will receive (i) 25,000 shares of non-qualified stock options with a ten-year term (with the same post-termination exercisability provisions) at an exercise price equal to the closing price of Parent common stock on the NYSE on the Effective Time, vesting on December 31, 1998 (a) with respect to 10,000 shares contingent on the attainment by the Surviving Corporation of 1997 financial performance goals to be determined by the Surviving Corporation and Mr. Gingerich and (b) with respect to 15,000 shares contingent on the attainment by the Surviving Corporation of 1998 financial performance goals to be determined by the Surviving Corporation and Mr. Gingerich, (ii) the number of shares of performance restricted stock of Parent issued pursuant to the terms of the Parent Performance Stock Program equal to up to the product of 4,333 multiplied by a fraction, the numerator of which is the number of calendar months (including the month during which the Effective Time occurs) from the Effective Time through December 31, 1997 and the denominator of which is 24, (iii) 3,000 shares of restricted Parent stock vesting on December 31, 1998, (iv) 5,000 shares of restricted Parent stock vesting on December 31, 1999, contingent on the attainment by the Surviving Corporation of 1997 and 1998 financial performance goals to be determined by the Surviving Corporation and Mr. Gingerich, (v) an aggregate cash payment of $100,000 payable in equal installments on or about the first day of each calendar month during 1997 following the Effective Time and (vi) an aggregate cash payment of approximately $2.0 million payable in six equal installments the first of which will be made on the Effective Time and the remaining five of which will be made at the end of each four-month period following the Effective Time if Mr. Gingerich has remained continually employed by the Surviving Corporation through the end of such period, provided that (a) if he is terminated by the Surviving Corporation other than for Cause (as defined) prior to such date, Mr. Gingerich is entitled to the full amount of the unpaid portion of such payment which shall be payable in a lump sum upon termination and (b) if he voluntarily terminates his employment he is entitled to only a pro rata portion of such payment to the date of termination unless he resigns as a result of a material breach of the Gingerich Agreement by the Surviving Corporation, in which case he is entitled to the full amount of such payment which shall be payable in a lump sum upon termination.

     If an Executive's employment is terminated voluntarily by such Executive or due to death, disability or for cause, the Executive will receive his base salary at the rate then in effect through the date of his termination or death, as the case may be, and will be entitled to receive any incentive compensation payable with respect to the year in which the termination or death occurred on a prorated basis.

     The Gingerich Agreement provides for a severance payment in the event of termination of employment by the Surviving Corporation other than for cause, disability or death in an amount equal to 12 months' base salary, together with incentive compensation, if any, with respect to the fiscal year of the Surviving Corporation during which such termination occurred on a prorated basis. In exchange for such severance payment, Mr. Gingerich will execute and deliver to the Surviving Corporation a legally effective release and waiver of all claims, complaints, and causes of action (other than claims or rights to compensation or severance payments), whether known or unknown, which he has or may have against the Surviving Corporation.

     The Employment Agreements also contain non-competition provisions prohibiting the Executive, for a period which ends either two years after his separation from employment with the Surviving Corporation or three years after the Effective Time, whichever is later, from (A) directly or indirectly entering into the employ of, or rendering or engaging in any services to, any person, firm, corporation or organization which is a competitor of Parent or the Surviving Corporation with respect to (i) products which the lines of business of Parent or the Surviving Corporation in which such Executive was actively involved during the term of his employment with the Surviving Corporation (the "Relevant Lines of Business") are producing, or services which the Relevant Lines of Business are providing at that time, (ii) products or services which such Executive has reason to know the Relevant Lines of Business has plans to produce or provide within eighteen months of that time or (iii) products which Parent or the Surviving Corporation has produced or services which Parent or the Surviving Corporation has provided at any time subsequent to the Effective Time (competitors with respect to (i) through (iii) above each being hereinafter referred to as a "Competitor") where such Executive would be performing services for the Competitor within the United States of America, Asia, Europe, or any other country in which the Relevant Lines of Business do business on the date of such Executive's separation from employment with the Surviving Corporation; or
(B) directly or indirectly serving as a partner, shareholder, creditor, director, officer, principal, agent, employee, trustee, consultant or advisor for or on behalf of any such Competitor (other than owning 5% or less of any class of outstanding securities of any corporation whose shares are traded on a U.S. national securities exchange or quoted on The Nasdaq Stock Market, even though such corporation may be a Competitor). The Employment Agreements also prohibit each Executive, for a period which ends either two years after his separation from employment with the Surviving Corporation or three years after the Effective Time, whichever is later, from directly or indirectly soliciting to employ any employee of Parent or the Surviving Corporation or employing any employee of Parent or the Surviving Corporation, provided, that the foregoing restriction will not preclude such Executive from employing, either in response to any general solicitation for employment or other similar method, any individual whose total annual compensation, including salary and incentive compensation, is less than $70,000, or where, notwithstanding such Executive's reasonable inquiry, he is unaware of such individual's employment with Parent or the Surviving Corporation.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

  Recommendation of the Board of Directors

     The Board of Directors of the Company has unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and unanimously recommends that stockholders of the Company accept the Offer and tender their Shares.

     As set forth in the Offer, the Purchaser will purchase shares tendered prior to the close of the Offer if the Conditions to the Offer have been satisfied. Stockholders considering not tendering their Shares in order to wait for the Merger should note that if the Minimum Condition is not satisfied or any of the other Conditions to the Offer are not satisfied, the Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under the DGCL, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding shares are required to approve the Merger. Accordingly, if the Conditions to the Offer are satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder.

     The Offer is scheduled to expire at 12:00 midnight, New York City time, on February 28, 1997, unless the Purchaser, in accordance with the terms of the Merger Agreement, elects to extend the period of time for which the Offer is open. If on the scheduled expiration date of the Offer, the sole condition remaining unsatisfied is the failure of the waiting period under the HSR Act to have expired or been terminated, the Purchaser has agreed to extend the termination date from time to time until two business days after the expiration of the waiting period under the HSR Act. A copy of the press release issued jointly by the Company and Purchaser on January 27, 1997 announcing the Merger and the Offer is filed as Exhibit (a)(3) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

  Background of the Offer

     Before and during February 1996, members of the Company's senior management, including David A. Bossen, Chairman of the Board and Chief Executive Officer, and Robert McAdams, Jr., Executive Vice President and Chief Financial Officer, interviewed various investment banking firms with respect to an engagement to provide financial advice to the Company concerning its long-term strategic direction and to potentially assist the Company in identifying an acquiror for all or a portion of the Company's business. One of the objectives in seeking an affiliation with another company was to acquire or otherwise gain access to a next generation Distributed Control System ("DCS"). In February 1996, the Company engaged Goldman, Sachs & Co. ("Goldman Sachs") to serve in this capacity and Goldman Sachs assisted the Company in the preparation of a Confidential Memorandum (the "Memorandum") regarding the Company and its business.

     In March 1996, Goldman Sachs, on behalf of the Company, contacted several companies regarding a potential strategic relationship with the Company, including Parent. In addition, Mr. Bossen contacted one company regarding a potential strategic relationship with the Company. Based on Parent's expression of interest, Parent executed and delivered a Confidential Nondisclosure Agreement to the Company, and in April 1996 Goldman Sachs provided a copy of the Memorandum to Parent.

     In March and April 1996, Goldman Sachs, on behalf of the Company, also provided a copy of the Memorandum to selected other companies.

     On April 22, 1996 Messrs. Bossen and McAdams met with Michael Bonsignore, Chairman and Chief Executive Officer, and Lawrence Stranghoener, Vice President-Business Development, of Parent in Minneapolis, Minnesota. The Company representatives made a presentation regarding the Company, its historical results of operations and current financial condition, its products and services, the markets it addresses, and the outlook for these markets.

     On May 1, 1996, Messrs. Bossen and McAdams, together with Glenn R. Wienkoop, Executive Vice President and President, Industrial Systems Division, of the Company and a representative of Goldman Sachs met in Phoenix, Arizona with Messrs. Bonsignore and Stranghoener, as well as Markos I. Tambakeras, President of Parent's Industrial Automation and Control division, Gayle Pincus, Vice President-Business Development for the Industrial Automation and Control division of Parent, and William M. Hjerpe, Vice President and Chief Financial Officer of Parent. The parties discussed the possibility of combining the companies and developed a plan for investigating the feasibility of such a transaction, conducting due diligence reviews of the Company and, if appropriate, negotiating the terms of an agreement between the parties.

     From May 15, 1996 through May 22, 1996, several representatives of Parent conducted a due diligence review of the Company in Cupertino, California. These representatives included, among others, Mr. Stranghoener and Ms. Pincus, as well as several other representatives of Parent, and, for a portion of the meetings, Edward M. Rimland, Managing Director of Bear, Stearns & Co. Inc. ("Bear Stearns"), an investment banking firm engaged by Parent. These representatives received a tour of the Company's headquarters facility and manufacturing plant in Cupertino, California and met at length with Mr. McAdams and, to a lesser extent, with Messrs. Bossen and Wienkoop concerning the Company's historical and projected financial data. Certain of these meetings also included a representative of Goldman Sachs. They also reviewed numerous documents concerning the Company's business, financial results and financial outlook, as well as the Company's standard operating policies and procedures, worldwide organizational information, and related data.

     On May 23, 1996, Parent's representatives visited the Company's offices and manufacturing facility in Vancouver, British Columbia and met with Mr. McAdams and Robert Bucher, then the Vice President and General Manager of the Company's Measurex Devron subsidiary. They reviewed the nature and financial performance of the Measurex Devron business.

     The purposes of the meetings in May 1996 were to provide Parent with an understanding of the Company's historical and projected financial results of operations, develop an analysis of the profit and loss position of each of the businesses operated by the Company, and provide Parent with the information necessary for Parent to determine how the companies could most appropriately be combined and what operating synergies would result from such a combination.

     On June 19, 1996, Messrs. McAdams and Wienkoop, together with John C. Gingerich, President and Chief Operating Officer of the Company, met in Phoenix, Arizona with, among others, Ms. Pincus, Mr. Tambakeras, Claude Duss, Vice President and General Manager of Parent's Worldwide Pulp and Paper business, and other Parent employees. At this meeting, Parent delivered a presentation concerning their organization and the possible structure of a combination of the Company with the relevant portions of Parent's business. The participants engaged in a detailed discussion of the marketing, sales and other technical issues surrounding such a combination and exchanged ideas concerning the operational issues involved in effecting a successful transaction.

     In late June, Mr. Bonsignore contacted Mr. Bossen and indicated that on the basis of developments to date Parent would like to move forward and he also indicated a preliminary range of values placed on the Company by Parent. Mr. Bossen said this range was below his expectations, but the parties agreed to meet again in July.

     On July 10, 1996, Messrs. Stranghoener and Tambakeras, together with a Bear Stearns representative, met with Messrs. Bossen and McAdams, together with a representative of Goldman Sachs, to present Parent's current views concerning a possible acquisition of the Company. Parent presented its reasons for its preliminary valuation of the Company at that time, as discussed by Mr. Bonsignore and Mr. Bossen in late June.

     During this period the Company met with representatives of another party that had expressed an interest in conducting a review of the Company's business. The meetings with the other party and information provided to that party were generally similar to the meetings with Parent and the information provided to Parent, as described above.

     Following the foregoing meetings, the Company's senior executive officers met to review the status of the discussions with and preliminary valuation ranges from Parent and the other party with which the Company had held discussions and concluded that, given the Company's prospects at that time and the outlook for its financial performance as an independent entity, the Company should not pursue further discussions with either Parent or the other party at that time.

     As indicated above, for a number of years management of the Company had attempted to acquire a next generation DCS product line through either a product or corporate acquisition. Over the balance of fiscal 1996 and specifically in management meetings conducted in October and November 1996, the Company's senior executive officers reviewed the Company's long-term prospects and business strategies. Senior management considered the importance to the Company's long-term prospects of having a next generation DCS product and the difficulties encountered in identifying and acquiring such a product, and the outlook for the Company's financial performance over the next several years. The Company management also discussed the importance of having a DCS product with its Board of Directors at a meeting in October 1996. Senior management and the Board concluded that the foregoing issues represented significant challenges to be addressed.

     On December 6, 1996, Mr. Bonsignore contacted Mr. Bossen to propose that the companies reconsider a possible combination. They discussed a possible meeting in January 1997.

     On January 6, 1997, an officer of the other party with which the Company had prior discussions called Mr. McAdams to ask about circumstances regarding the Company. Mr. McAdams indicated that another company had expressed interest in the Company and that the Company was pursuing discussions with such company. The officer of the other party indicated an interest in pursuing additional discussions with the Company.

     On January 7, 1997, Messrs. Bonsignore, Stranghoener, Tambakeras and Hjerpe met with Messrs. Bossen, Gingerich, Wienkoop and McAdams to update each other on their respective businesses since they last met. Messrs. Bossen and Bonsignore also met privately. At their meeting, Mr. Bonsignore suggested that the parties consider a transaction valuing the Company Common Stock at a range of up to $35.00 per Share, subject to the completion of due diligence by Parent, which he believed might be structured as a stock-for-stock, pooling-of-interests transaction. Mr. Bossen indicated that he would call Mr. Bonsignore later in the week.

     On January 10, 1997, Mr. Bossen telephoned Mr. Bonsignore and advised him that, if Parent was prepared to make a firm offer at $35.00 per Share, Mr. Bossen would discuss such an offer with the Company's Board of Directors.

     From January 14, 1997 through January 17, 1997, several representatives of Parent, together with Mr. Rimland of Bear Stearns and representatives of Deloitte & Touche, Parent's independent public accounting firm, met with representatives of the Company's senior management to obtain an update on due diligence matters, recent financial results and updated financial projections. They also discussed possible business integration plans.

     On January 15, 1997, Mr. McAdams spoke to a representative of the other party who indicated possible interest at a price per Share slightly lower than the high end of the range proposed by Parent. Thereafter, a representative of Goldman Sachs spoke to a representative of the party who confirmed that the party would not consider increasing the price previously discussed with Mr. McAdams.

     On January 17, Mr. Bonsignore called Mr. Bossen and said he was considering the idea of structuring a potential transaction as a cash tender offer at a range of up to $35.00 per Share.

     During the period from January 13 through January 18, 1997, representatives of the other party conducting the discussions with the Company met with officers of the Company and visited Company facilities for the purpose of updating such party's previous investigations of the Company.

     On January 20, 1997, the Board of Directors of the Company held a telephonic meeting. The directors reviewed the history of the discussions to date with Parent and other parties and discussed in detail preliminary value indications for the Company, including the indication received from Mr. Bonsignore. The Company's Board of Directors authorized management to continue discussions with Parent, subject to the further approval of the Board of Directors.

     On January 21, 1997, Mr. Bonsignore called Mr. Bossen and indicated that Parent's Board had met earlier in the day and was interested in moving forward on an all cash transaction at $35.00 per Share. Mr. Bonsignore suggested that representatives of the parties meet to negotiate terms of a definitive agreement, indicated that he had scheduled a Parent Board of Directors meeting for January 26, 1997 and proposed that Mr. Bossen schedule a Board of Directors meeting for the same day.

     Later in the day on January 21, 1997, counsel for Parent delivered to counsel for the Company a draft of the Merger Agreement and on January 22, 1997 and January 23, 1997 counsel for Parent, together with Mr. Rimland of Bear Stearns, met with counsel for the Company to negotiate the terms of the Merger Agreement and such negotiations continued through January 26, 1997.

     On January 23, 1997, the Company's Board of Directors held a telephonic meeting to discuss the status of negotiations with Parent and issues related to the terms of a definitive agreement. In addition, representatives of Goldman Sachs made a preliminary presentation to the directors regarding their analysis of the proposed transaction.

     On January 26, 1997, the Company's Board of Directors held a meeting at the Company's headquarters in Cupertino, California to consider and approve the Merger Agreement and the related transactions. The Company's Board of Directors reviewed the actions the Company had taken since March 1996 to contact appropriate companies with which the Company might engage in a transaction and Goldman Sachs gave its opinion described below. The Company's counsel described the legal obligations of the Board, the terms of the Merger Agreement and the procedures that would be followed if the Board approved the Offer and the Merger.

  Reasons for the Recommendation

     At the meeting on January 26, 1997, the Board of Directors of the Company unanimously (i) approved the Offer and the Merger (the "Transactions"), (ii) determined that the Transactions are fair to, and in the best interests of, the stockholders of the Company and (iii) resolved to recommend that stockholders accept the Offer and tender their Shares.

     In arriving at its decision to approve the Transactions and to recommend acceptance of the Offer, the Board of Directors considered, among other things,
(i) the terms and conditions of the Merger Agreement, including the amount and form of the consideration; (ii) the results of the intensive effort that the Company's management and its financial advisors made to identify and select potential strategic partners which management believed would have a high level of interest in entering into a strategic combination with the Company; (iii) the fact that the $35.00 per Share price represented a premium of approximately 44.3% over the closing sale price of $24.25 per Share as reported on the New York Stock Exchange on January 24, 1997, the last trading date prior to the date the Board of Directors authorized and approved the Transactions; (iv) the recent historical market prices of the Shares; (v) the Board of Directors' knowledge of the business, operations, prospects, properties, assets and earnings of the Company, including an estimate of costs the Company could incur in developing a DCS product; (vi) the effect of the Transactions on the Company's relationships with its employees and customers; (vii) the likelihood that the proposed Merger would be consummated, including the conditions to the Offer;
(viii) the advantages in a competitive environment of strategically aligning with a large, well-capitalized company which had a DCS product; (ix) the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited Acquisition Proposal (as defined in the Merger Agreement) to acquire the Company, to the extent that the Board of Directors of the Company determines in good faith, after receiving advice from outside counsel, that the failure to so respond could reasonably be expected to cause the Board to violate its fiduciary duties to the Company's stockholders under applicable law, and that, under such circumstances, the Company may enter into an agreement for a transaction representing a Superior Proposal (as defined in the Merger Agreement), upon payment of the Termination Fee and the reimbursement of Parent's expenses; and (x) the opinion of Goldman Sachs presented at the meeting of the Board of Directors held on January 26, 1997, to the effect that, as of such date, the $35.00 per Share in cash to be received by the holders of Shares pursuant to the Merger Agreement is fair to such holders. The opinion of Goldman Sachs contains a description of the factors considered, the assumptions made and the scope of review undertaken by Goldman Sachs in rendering its opinion. THE FULL TEXT OF THE OPINION RECEIVED BY THE COMPANY FROM GOLDMAN SACHS IS FILED AS EXHIBIT (a)(4) TO THIS SCHEDULE 14D-9 AND IS ALSO ATTACHED HERETO. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

     The Board of Directors recognized that consummation of the Offer and the Merger will deprive current stockholders of the Company of the opportunity to participate in the future growth prospects of the Company and, therefore, in reaching its conclusion to approve the Offer and the Merger, determined that the historical results of operations and future prospects of the Company are adequately reflected in the $35.00 price per Share. In addition, the Board of Directors considered the possibility that, in the event the Offer but not the Merger is consummated, the number of stockholders could be reduced, which could adversely affect the liquidity and market value of the Shares.

     In light of all the factors set forth above, the Board of Directors approved the Offer and the Merger. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not assign relative weights to the specific factors considered in reaching its decision.

     It is expected that if Shares are not accepted for payment by the Purchaser in the Offer and if the Merger is not consummated, the Company's current management, under the general direction of the Board of Directors, will continue to manage the Company as an on-going business. However, the Company may, under these circumstances, continue to explore other possible methods of maximizing stockholder value.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained Goldman Sachs to provide financial advice and assistance in connection with the possible sale of all or a portion of the Company. Pursuant to a letter agreement dated February 12, 1996 between the Company and Goldman Sachs, the Company has agreed to pay Goldman Sachs a fee of approximately $4,000,000 for acting as financial advisor in connection with the Transactions in the event that 50% or more of the outstanding Shares are acquired pursuant to the Offer. The Company has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. The Company has agreed to indemnify Goldman Sachs and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities to which it may be subjected arising out of or related to its engagement as financial advisor.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     a. During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries other than as set forth below.

     On December 19, 1996, the following two executive officers of the Company exercised options to acquire Shares by delivering Shares of the Company's Common Stock to the Company: Robert McAdams, Jr. delivered 1,289 Shares and acquired 1,992 Shares; and Lance M. Lissner delivered 3,559 Shares and acquired 5,500 Shares.

     On December 20, 1996, Neil J. Laird sold 300 Shares of the Company's Common Stock in an open market transaction.

     During the past 60 days, David A. Bossen made gifts of 90, 410 and 100 Shares to various charities.

     b. To the best of the Company's knowledge, all directors and executive officers of the Company presently intend to tender, pursuant to the Offer, all Shares beneficially owned by them, except for those Shares, if any, held by such persons which, if tendered, could cause such persons to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and except for those Shares, if any, underlying stock options held by such persons. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     a. Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     b. Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)   Offer to Purchase dated January 31, 1997.*
(a)(2)   Letter of Transmittal.*
(a)(3) Press release issued by the Company and the Parent on January 27, 1997.
(a)(4)   Opinion of Goldman Sachs dated January 26, 1997.*
(a)(5)   Letter to Stockholders dated January 31, 1997 from David A.
         Bossen, Chairman of the Board and Chief Executive Officer of the Company.*
(c)(1) Agreement and Plan of Merger dated as of January 26, 1997, among Parent, Purchaser and the Company.
(c)(2)   Confidential Nondisclosure Agreement dated as of March 29,
         1996, between Parent and the Company.
(c)(3)   Form of Indemnification Agreement.
(c)(4)   Article Eleventh of the Company's Certificate of
         Incorporation, as amended to date.
(c)(5)   Article VII, Section 6 of the Bylaws of the Company.
(c)(6) Form of Severance Agreement with the Company's executive officers.
(c)(7)   Amendment Number 3 to Rights Agreement dated as of January
         26, 1997 between the Company and Bank of New York, a New
         York banking corporation.
(c)(8)   Employment Agreement dated January 26, 1997 between
         Purchaser and David A. Bossen.
(c)(9)   Employment Agreement dated January 26, 1997 between
         Purchaser and John C. Gingerich.

---------------
* Included in documents mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MEASUREX CORPORATION

                                          By: /s/  DAVID A. BOSSEN
                                            ------------------------------------
                                                   David A. Bossen
                                                   Chairman of the Board
                                                   and Chief Executive Officer

Dated: January 31, 1997

                                   SCHEDULE I

                              MEASUREX CORPORATION
                                ONE RESULTS WAY
                          CUPERTINO, CALIFORNIA 95014
                                 (408) 255-1500

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                            ------------------------

     This information is being mailed on or about January 31, 1997 as a part of the Company's Schedule 14D-9 to the holders of record of the Shares at the close of business on or about January 28, 1997. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board. The Merger Agreement requires the Company, at the request of the Purchaser, to take all action necessary to cause Parent's designees to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See "Board of Directors and Executive Officers -- Right to Designate Directors; Parent's Designees" below.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action in this regard. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on January 31, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, February 28, 1997, unless the Offer is extended.

     The information contained in this Information Statement concerning the Purchaser and Parent has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of January 24, 1997, there were 16,150,375 Shares issued and outstanding. The Board currently consists of nine members, and there are currently no vacancies on the Board. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation, death or removal.

RIGHT TO DESIGNATE DIRECTORS; PARENT'S DESIGNEES

     Board Representation. Pursuant to the Merger Agreement, the Company agreed that, promptly upon the purchase of and payment for any Shares by Parent or any of its subsidiaries which represents at least a majority of the outstanding Shares (on a fully diluted basis), Parent will be entitled to designate such number of directors (the "Parent Designees"), rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors on such Board (giving effect to the directors designated by Parent pursuant to this sentence) multiplied by the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding. In furtherance thereof, the Company agreed that it would, upon request of the Purchaser, use its best reasonable efforts promptly either to increase the size of its Board of Directors or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable the Parent Designees to be so elected to the Company's Board, and shall take all actions available to the Company to cause the Parent Designees to be so elected. The Merger

Agreement further provides that at such time, the Company shall, if requested by Parent, also cause such persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of (i) each committee of the Company's Board of Directors,
(ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. It is expected that the Parent Designees may assume office at any time following the purchase by the Purchaser of a majority of the Shares outstanding on a fully diluted basis pursuant to the Offer, which purchase cannot be earlier than midnight on February 28, 1997 and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board. To the extent the Company's Board of Directors will consist of persons who are not Parent Designees, the Board is expected to consist of those persons who are currently directors of the Company who have not resigned.

     The Parent Designees will be selected by Parent from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the following individuals owns any Shares. In addition, none of the following individuals is a director of, or holds any position with, the Company. The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. Each person is a citizen of the United States and the business address of each such person is c/o Honeywell Inc., Honeywell Plaza, Minneapolis, Minnesota 55408.

                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
             NAME AND AGE                    MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
             ------------                    --------------------------------------------------
D. Larry Moore (60)....................  President and chief operating officer of the Parent since
                                         April 1993. Mr. Moore was executive vice president and
                                         chief operating officer for Space and Aviation Industrial
                                         from 1990 to April 1993. Mr. Moore has been a director of
                                         Parent since 1990. Mr. Moore is also a director of Rohr
                                         Inc., Reynolds Metals Company and Geon Company. He is also a member of the board of the Aerospace Industries
                                         Association (ALA) and the National Association of
                                         Manufacturers (NAM).

Lawrence W. Stranghoener (42)..........  Vice president and chief financial officer of Parent effective February 1, 1997. Mr. Stranghoener has been vice president, business development since March 1996. From
                                         July 1993 to February 1996, he was vice president for
                                         finance for Industrial Automation and Control. From April
                                         1992 to June 1993 he was director, corporate financial
                                         planning and business analysis.

Sigurd Ueland (59).....................  Vice president and secretary of Parent since 1983.

Kathleen M. Gibson (41)................  Vice president and assistant secretary of Parent since
                                         January 1997. Prior to January 1997, she was securities
                                         counsel and assistant secretary for Bell Atlantic
                                         Corporation.

Paul N. Saleh (40).....................  Vice president and treasurer of Parent since April 1994.
                                         From August 1993 to March 1994, he was vice president,
                                         investor relations and financial analysis of Parent. From
                                         1991 to July 1993 he was director, investor relations of
                                         Parent.

Edward D. Grayson (58).................  Vice president and general counsel of Parent since April
                                         1992. Prior to April 1992, Mr. Grayson served as senior
                                         vice president, general counsel and clerk and corporate
                                         officer of Wang Laboratories, Inc. Mr. Grayson is director of Passport Corporation and Organizational Dynamics, Inc.
                                         and a member of the advisory board of Bay Banks, Inc.

Philip M. Palazzari (49)...............  Vice president and controller of Parent since October 1994. From May
                                         1993 to October 1994, Mr. Palazzari was vice president, finance for
                                         Parent's Home and Building Control division. From March 1992 to April
                                         1993, he was vice president and assistant controller of operations for
                                         Parent. From January 1990 to February 1992, he was vice president for financial planning and reporting for Parent.

DIRECTORS OF THE COMPANY

     The members of the Board of Directors of the Company are classified into three classes, one of which is elected at each Annual Meeting of Stockholders to hold office for a three-year term and until successors of such class have been elected and qualified. The following table sets forth, as of January 31, 1997, as to each director, his age and principal occupation and business experience and the period during which each has served as a director of the Company. See "Board Meetings and Committees" below for information concerning the composition of Board committees. See "Security Ownership of Management" below for the aggregate number of Shares beneficially owned by each director as of December 31, 1996.

                                                                                        CLASS AND
                                                                                         YEAR IN
                                                                           DIRECTOR    WHICH TERM
          NAME                        PRINCIPAL OCCUPATION                  SINCE      WILL EXPIRE    AGE
          ----                        --------------------                 --------    -----------    ---
Paul Bancroft III         Venture Capitalist                                 1968         Class I     67
                                                                                             1997
Dwight C. Baum            Senior Vice President, PaineWebber                 1968         Class I     84
                          Incorporated (investment banking)                                  1997
John C. Gingerich         President and Chief Operating Officer,             1993         Class I     60
                          Measurex Corporation                                               1997
David A. Bossen           Chairman of the Board of Directors and Chief       1968        Class II     69
                          Executive Officer, Measurex Corporation                            1998
Orion L. Hoch             Chairman Emeritus, Litton Industries, Inc.         1979        Class II     68
                          (multi-industry company)                                           1998
Jeffrey T. Grade          Chairman of the Board of Directors and Chief       1993        Class II     53
                          Executive Officer, Harnischfeger Industries,                       1998
                          Inc. (manufacturer of papermaking, mining and
                          material handling equipment)
John W. Larson            Senior Partner, Brobeck, Phleger & Harrison        1970(1)    Class III     61
                          LLP (law firm)                                                     1999
J.W. McKittrick           President, Tel-Research Corporation                1968       Class III     69
                          (consulting business)                                              1999
Graham Tyson              Retired Chairman and Chief Executive Officer,      1979       Class III     73
                          Dataproducts Corporation (computer printer                         1999
                          manufacturer)

---------------

(1) Except for a period from July 1971 to September 1973 when Mr. Larson was in government service.

     Mr. Bancroft is a venture capitalist. He was a venture capitalist and consultant to Bessemer Securities Corporation ("Bessemer") from 1988 to 1992. He was President, Chief Executive Officer and a Director of Bessemer from 1976 to 1988, a Senior Vice President of Bessemer from 1974 to 1976 and Vice President of Bessemer from 1967 to 1974. Mr. Bancroft is a director of Scudder Equity Trust, Scudder New Europe Fund,

Inc., Scudder New Asia Fund, Inc., Scudder Development Fund, Scudder International Fund, Scudder Global Fund, Inc. and Western Atlas, Inc.

     Mr. Baum is currently Senior Vice President of PaineWebber Incorporated, an investment banking firm, and Chairman of the Board of Directors of United Cities Gas Company. Until 1984, he had been Advisory Director of Blyth Eastman PaineWebber Incorporated and a Senior Vice President and director of its predecessor since 1956. Mr. Baum is also a director of Dominguez Services Corporation and Westminster Capital, Inc.

     Mr. Gingerich has served as President and Chief Operating Officer of Measurex since December 1993. Prior to such date, Mr. Gingerich served in a variety of positions at Measurex since joining the Company in 1970. Prior to his appointment as President and Chief Operating Officer, he had served as Executive Vice President since 1982.

     Mr. Bossen is a founder of Measurex and has served as President and Chief Executive Officer from the Company's incorporation in January 1968 until December 1993 when he was made Chairman of the Board of Directors and Chief Executive Officer.

     Dr. Hoch is the Chairman Emeritus of Litton Industries, Inc. ("Litton"), a multi-industry company. He served as Chairman of Litton from 1988 to 1994. Prior to that he served as Chief Executive Officer of Litton from 1986 through 1992 and as a director since 1982. Dr. Hoch is also a trustee of Carnegie Mellon University and is a director and Chairman of the Executive Committee of the Board of Directors of Western Atlas, Inc.

     Mr. Grade has been Chairman of the Board of Directors and Chief Executive Officer at Harnischfeger Industries, Inc. ("Harnischfeger"), a manufacturer of papermaking, mining and material handling equipment, since 1993. He was President and Chief Executive Officer of Harnischfeger from 1992 until 1993, and served as its President and Chief Operating Officer from 1986 until 1992. Mr. Grade is also a director of Case Corporation, Crucible Materials Corporation and Coeur d'Alene Mines Corporation.

     Mr. Larson has been Senior Partner of the law firm of Brobeck, Phleger & Harrison LLP since March 1996. Prior to that time he served as Chairman of the firm from January 1, 1993 and as Managing Partner from 1988 through 1992. He has been a partner with such firm since January 1969 except for the period from July 1971 to September 1973 when he was in government service as Assistant Secretary of the United States Department of the Interior and Counselor to the Cost of Living Council. Measurex has retained Brobeck, Phleger & Harrison LLP as its counsel since 1968 and proposes to retain said firm during the current fiscal year. Mr. Larson was Secretary of Measurex from 1968 to 1988, except during his period of government service, and he has served as Assistant Secretary since 1988.

     Mr. McKittrick has been President of Tel-Research Corporation ("TRC"), a telecommunications consulting firm, since 1990. He also served as President of TRC from 1980 to 1987. He was President and Chief Executive Officer of VMX, Inc., a manufacturer of voice messaging systems, from 1987 to 1988 and its Chairman and Chief Executive Officer from 1988 to 1990.

     Mr. Tyson is the retired Chairman and Chief Executive Officer of Dataproducts Corporation, a manufacturer of printers and other products primarily for the computer and telecommunications industries. Mr. Tyson was one of the founders of Dataproducts Corporation and served as its President and Chief Executive Officer from 1971 to 1980. He served as its Chief Executive Officer from 1980 to 1982, Chairman of the Board from 1980 to 1985, and President and Chief Executive Officer from 1985 to 1986.

BOARD MEETINGS AND COMMITTEES

     The Board of Directors of the Company held a total of five meetings during fiscal 1996. During fiscal 1996, each director attended at least 75% of the aggregate of (i) the total number of meetings of the Board and (ii) the total number of meetings held by all committees of the Board on which he served.

     The Company has an Audit Committee and a Compensation Committee of the Board of Directors. There is no nominating committee or committee performing the functions of such committee.

     The Audit Committee meets with the Company's financial management and its independent accountants at various times during each year and reviews internal control conditions, audit plans and results, and financial reporting procedures. This Committee, which currently consists of Messrs. Baum, Tyson and Grade, held two meetings during fiscal 1996.

     The Compensation Committee reviews and approves the compensation arrangements for the Company's executive officers and other key employees in management positions. The Compensation Committee also administers the Company's 1993 Stock Option Plan and Employee Stock Purchase Plan. This Committee, consisting of Messrs. Bancroft, Hoch and McKittrick, held five meetings during fiscal 1996.

DIRECTOR REMUNERATION

     Non-employee members of the Board are each paid an annual retainer fee of $20,000, except for Mr. Tyson and Mr. Bancroft, who as chairmen of the Audit Committee and the Compensation Committee, respectively, receive an annual retainer fee of $21,000. In addition, each non-employee member is paid $1,500 per Board meeting and $1,000 per Committee meeting attended and are reimbursed for all out-of-pocket costs incurred in connection with their attendance at such meetings. Although the Compensation Committee usually meets on the dates of each regularly scheduled Board meeting, its members are generally paid for only one meeting per year.

     Under the automatic option grant program in effect under the Company's 1993 Stock Option Plan, an individual who first becomes a non-employee member of the Board will receive an automatic option grant for 16,000 shares of the Company's Common Stock upon commencement of Board service, and each individual with six or more months of Board service will receive an automatic option grant for an additional 4,000 shares at each Annual Stockholders Meeting at which he continues to serve as a non-employee Board member, whether or not he is standing for reelection at that particular meeting. On April 12, 1996, the date of the 1996 Annual Stockholders Meeting, each non-employee Board member received an automatic option grant under the 1993 Stock Option Plan for 4,000 shares of Common Stock with an exercise price of $26.6250 per share, the fair market value per share of Common Stock on the grant date. Each 16,000-share and 4,000-share option has a maximum term of ten years and will become exercisable in four equal and successive annual installments over the optionee's period of Board service, beginning one year after the grant date. However, each outstanding automatic option grant will immediately become exercisable for all the option shares should the Company be acquired by merger or asset sale or should there occur a hostile take-over of the Company through a tender offer for more than 50% of the outstanding Common Stock or a change in the majority of the Board as a result of one or more contested elections for Board membership. Upon the successful completion of a hostile tender offer for more than 50% of the outstanding Common Stock, each outstanding automatic option grant may be surrendered to the Company in return for a cash payment in an amount per share of Common Stock subject to the surrendered option equal to the greater of (i) the highest tender offer price per share paid for the Common Stock or (ii) the fair market value per share on the option surrender date, less the option exercise price payable per share.

     No other compensation is paid to the non-employee members of the Board with respect to their service on the Board.

EXECUTIVE OFFICERS OF THE COMPANY

     The identity of the current executive officers of the Company (excluding those executive officers who are directors, as discussed in the section above entitled "Directors of the Company") and certain biographical information is set forth below.

            NAME               AGE                    POSITIONS WITH THE COMPANY
----------------------------   ----   ----------------------------------------------------------
Robert McAdams, Jr.             58    Executive Vice President and Chief Financial Officer
William J. Weyand               53    Executive Vice President, Worldwide Sales and Service
Glenn R. Wienkoop               50    Executive Vice President and President, Industrial Systems
                                      Division
Lance M. Lissner                47    Vice President, Corporate Planning and Development
Robert H. Bucher                42    Senior Vice President, Paper Control Systems Division
Charles Van Orden               43    Vice President, General Counsel and Secretary

     Mr. McAdams has been Executive Vice President and Chief Financial Officer since April 1995; Senior Vice President and Chief Financial Officer from September 1994 to April 1995; Senior Vice President Operations and Information Services from 1992 to September 1994; and Senior Vice President-Finance and Administration and Chief Financial Officer from 1985 to 1992.

     Mr. Weyand has been Executive Vice President, Worldwide Sales and Service since April 1995; Senior Vice President of Worldwide Sales and Service from December 1994 to April 1995; President, North and South America from February to December 1994; Senior Vice President, U.S. and Canada Sales and Service from 1993 to February 1994; and Senior Vice President, U.S. Sales and Service from 1991 to 1993.

     Mr. Wienkoop has been Executive Vice President, President Industrial Systems Division since September 1994; and Executive Vice President, Engineering and Marketing from 1991 to September 1994.

     Mr. Lissner has been Vice President, Corporate Planning and Development since 1991.

     Mr. Bucher has been Vice President, Paper Industry Control Systems Division since October 1995; Vice President, General Manager, Measurex Devron, Inc. from December 1992 to October 1996; and Vice President, Marketing from 1991 to December 1992.

     Mr. Van Orden has been Vice President, General Counsel and Secretary since April 1995; and General Counsel and Secretary from 1988 to April 1995.

     Officers are elected annually by the Board of Directors of the Company but may be removed at any time at the discretion of the Board of Directors. There are no family relationships among any of the executive officers of the Company.

                        SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth the beneficial ownership of the Common Stock of the Company as of December 31, 1996 by each director, each executive officer named in the Summary Compensation Table in the "Executive Compensation" section below, and all directors and executive officers as a group. All shares are subject to the named person's sole voting and investment power except where otherwise indicated.

                                                                                APPROXIMATE
                                                                 SHARES           PERCENT
                                                              BENEFICIALLY      BENEFICIALLY
                            NAME                                OWNED(1)           OWNED
                            ----                              ------------      ------------
Paul Bancroft III...........................................      64,000(2)         0.4%
Dwight C. Baum..............................................      56,000            0.3%
David A. Bossen.............................................     345,514            2.1%
John C. Gingerich...........................................      59,354            0.4%
Jeffrey T. Grade............................................       6,000               *
Orion L. Hoch...............................................      40,000            0.2%
John W. Larson..............................................      54,126            0.3%
Robert McAdams, Jr..........................................      49,103            0.3%
J.W. McKittrick.............................................      38,803            0.2%
Graham Tyson................................................      36,000            0.2%
William J. Weyand...........................................      84,094            0.5%
Glenn R. Wienkoop...........................................      75,075            0.5%
All current directors and executive officers
  as a group (17 persons)...................................   1,005,743            6.2%

---------------

*                                                                 Less than 0.1%

(1) Includes shares of Common Stock purchasable under options which are exercisable as of December 31, 1996 or which will become exercisable within 60 days thereafter.

(2) Does not include 1,100 shares owned by Mr. Bancroft's spouse, over which he has no voting or investment power and as to which he disclaims any beneficial interest.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to the only persons who (to the Company's knowledge) beneficially owned more than 5% of the Common Stock of the Company as of January 28, 1997.

                                                                              AMOUNT AND
                                                                              NATURE OF
                     NAME AND ADDRESS                        BENEFICIAL        PERCENT
                   OF BENEFICIAL OWNER                      OWNERSHIP(1)       OF CLASS
                   -------------------                      ------------      ----------
Montgomery Asset Management, LP...........................    868,300            5.4%
600 Montgomery Street
San Francisco, California 94111
Lazard Freres & Co. LLC ..................................    945,000            5.9%
30 Rockefeller Plaza
New York, New York 10020

---------------

(1) Based on telephonic advice from each of the listed stockholders.

      COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten-percent beneficial owners are required by SEC regulation to furnish the Company with copies of all
Section 16(a) reports they file.

     Based solely upon review of the copies of such reports furnished to the Company and written representations that no other reports were required, the Company believes that there was compliance for the fiscal year ended December 1, 1996 with all Section 16(a) filing requirements applicable to the Company's officers, directors and greater than ten-percent beneficial owners.

                             EXECUTIVE COMPENSATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

     The following table sets forth the compensation earned by the Company's Chief Executive Officer and each of the Company's four other highest-paid executive officers (as determined as of the end of the last fiscal year) for services rendered in all capacities to the Company and its subsidiaries for the fiscal years ended December 1, 1996, December 1, 1995 and November 27, 1994, respectively.

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                                                                 COMPENSATION
                                                                                    AWARDS
                                                                                 ------------
                                                                                  NUMBER OF
               NAME AND                               ANNUAL COMPENSATION         SECURITIES     ALL OTHER
              PRINCIPAL                 FISCAL    ---------------------------     UNDERLYING     COMPENSA-
               POSITION                  YEAR     SALARY($)(1)    BONUS($)(1)      OPTIONS       TION($)(2)
--------------------------------------  ------    ------------    -----------    ------------    ---------
David A. Bossen.......................   1996        449,424        392,900         50,000         7,815
  Chief Executive Officer and            1995        435,866        386,300         79,975         7,646
  Chairman of the Board of Directors     1994        405,000        282,400         60,000         7,446

John C. Gingerich.....................   1996        349,620        210,900         33,000         3,745
  President, Chief Operating             1995        342,501        239,400         47,500         3,463
  Officer and Director                   1994        318,850        176,600         40,000         2,827

Robert McAdams, Jr....................   1996        249,720        123,000         25,000         3,120
  Executive Vice President and           1995        244,047        128,600         36,000         2,738
  Chief Financial Officer                1994        235,008         96,200         20,000         2,363

William J. Weyand.....................   1996        249,817        147,700         27,000         2,258
  Executive Vice President,              1995        247,693        176,298         45,000         2,064
  Worldwide Sales and Service            1994        174,466        118,350         10,000         1,800

Glenn R. Wienkoop.....................   1996        250,000        147,700         27,000         1,795
  Executive Vice President and           1995        264,808        242,735         35,000         1,789
  President, Industrial Systems
     Division                            1994        255,000        135,300         20,000         1,595

---------------

(1) Includes salary or bonus deferred under the Company's Savings and Deferred Profit-Sharing Plan.

(2) Includes for fiscal 1996 (i) the contributions made by the Company to the Savings and Deferred Profit-Sharing Plan on behalf of each named executive officer and (ii) the insurance premiums paid by the Company on the special term life insurance policies provided each named executive officer, as follows:

                          NAME                             PLAN CONTRIBUTION       INSURANCE PREMIUMS
---------------------------------------------------------  -----------------       ------------------
David A. Bossen..........................................       $ 1,000                  $6,815
John C. Gingerich........................................       $ 1,000                  $2,745
Robert McAdams, Jr.......................................       $ 1,000                  $2,120
William J. Weyand........................................       $ 1,000                  $1,258
Glenn R. Wienkoop........................................       $ 1,000                  $  795

STOCK OPTIONS

     The following table contains information concerning the grant of stock options made under the Company's 1993 Stock Option Plan for the 1996 fiscal year to the named executive officers. No stock appreciation rights ("SARs") were granted during the fiscal year to such individuals.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                      POTENTIAL REALIZABLE
                                                  INDIVIDUAL GRANTS                     VALUE AT ASSUMED
                                  -------------------------------------------------     ANNUAL RATES OF
                                  NUMBER OF     % OF TOTAL                                STOCK PRICE
                                  SECURITIES     OPTIONS                                APPRECIATION FOR
                                  UNDERLYING    GRANTED TO    EXERCISE                    OPTION TERM
                                   OPTIONS     EMPLOYEES IN    PRICE     EXPIRATION   --------------------
               NAME               GRANTED(1)   FISCAL YEAR     ($/SH)       DATE      5%($)(2)   10%($)(2)
--------------------------------------------   ------------   --------   ----------   --------   ---------
David A. Bossen...................   50,000        5.6%        28.250    01/08/2006   888,314    2,251,161
John C. Gingerich.................   33,000        3.7%        28.250    01/08/2006   586,287    1,485,766
Robert McAdams, Jr................   25,000        2.8%        28.250    01/08/2006   444,157    1,125,581
William J. Weyand.................   27,000        3.0%        28.250    01/08/2006   479,689    1,215,627
Glenn R. Wienkoop.................   27,000        3.0%        28.250    01/08/2006   479,689    1,215,627

---------------

(1) All the options were granted on January 9, 1996. Each option will become exercisable for all of the option shares in four equal and successive annual installments over the optionee's period of service with the Company, beginning one year after the grant date. Each option has a maximum term of ten years, subject to earlier termination in the event of the optionee's cessation of service with the Company. Should Mr. Bossen's employment terminate by reason of retirement, his option will become exercisable for all of the option shares. Each of the granted options will become immediately exercisable for all of the option shares in the event the Company is acquired by merger or asset sale, unless the option is assumed or otherwise replaced by the acquiring entity. Upon the termination of the optionee's employment within 18 months after (i) an acquisition of the Company which does not otherwise result in the immediate acceleration of the option or (ii) any hostile change in control of the Company effected by a successful tender offer for 50% or more of the outstanding Common Stock or a change in the majority of the Board as a result of one or more contested elections for Board membership, the option will become immediately exercisable for all of the option shares. Such option acceleration will, however, be limited so as to avoid excess parachute payments under the federal tax laws. For further information concerning these option acceleration provisions, please see the section below entitled Employment Contracts and Change of Control Arrangements.

(2) There is no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the 10-year option term will be at the assumed five percent (5%) and assumed ten percent (10%) annual rates of compounded stock price appreciation or at any other defined level. Unless the market price of the Common Stock does in fact appreciate over the option term, no value will be realized from the option grants.

OPTION EXERCISE AND HOLDINGS

     The following table provides information with respect to the named executive officers concerning the exercise of options during the 1996 fiscal year and unexercised options held by the named executive officers as of the end of the 1996 fiscal year. No SARs were exercised during the 1996 fiscal year or outstanding as of the end of the 1996 fiscal year.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                              NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                             UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                                OPTIONS AT FISCAL             OPTIONS AT FISCAL
                                SHARES                           YEAR-END (1996)                YEAR-END($)**
                               ACQUIRED        VALUE       ---------------------------   ---------------------------
            NAME              ON EXERCISE   REALIZED($)*   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----              -----------   ------------   -----------   -------------   -----------   -------------
David A. Bossen..............   25,000        214,062        92,103         151,870        570,818        465,788
John C. Gingerich............    5,000         49,971        28,125          94,875        137,968        284,531
Robert McAdams, Jr...........   12,008        137,341        34,215          65,750        201,355        152,187
William J. Weynard...........    5,000         29,375        28,750          68,250        114,062        141,562
Glenn R. Wienkoop............    6,250         64,453        32,874          70,313        171,525        196,549

---------------

 * Based on the fair market value of the shares on the exercise date less the exercise price paid for the shares.

** Based on the fair market value of the shares on the last day of the fiscal year ($24.625 per share) less the exercise price payable for such shares.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

     The Company has entered into a severance agreement with each of the executive officers named in the Summary Compensation Table above, pursuant to which each such officer will become entitled to special severance benefits in the event his employment is involuntarily terminated in connection with certain changes in control of the Company.

     A change in control is defined under each agreement to include: (i) an acquisition of the Company by merger or consolidation, (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company in a complete liquidation or dissolution of the Company, (iii) any reverse merger in which the Company is the surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to person or persons different from the persons holding those securities immediately prior to such merger, (iv) the acquisition of securities possessing fifty percent (50%) or more of the total combined voting power of the Company's outstanding securities pursuant to a transaction effected without the approval of the Company's Board or (v) a change in the composition of the Company's Board over any period of 36 months or less such that a majority of the Board ceases to be comprised of individuals who either (A) have been Board members since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by a majority of the continuing Board members described in clause (A). In addition, the consummation of the Offer will be deemed to constitute a change in control under each agreement.

     If there should occur such a change in control and the officer's employment is involuntarily terminated (other than for cause) within 18 months thereafter, the officer will become entitled to the following severance benefits: (i) all outstanding options at the time held by the officer will immediately accelerate and become fully exercisable for all the option shares and (ii) the Company will make a cash lump sum payment to the officer in an amount equal to the difference between (A) 2.99 times the officer's average W-2 wages from the Company for the five calendar years immediately preceding the calendar year in which the change in control occurs and (B) the value of the officer's accelerated options, as determined in accordance with the parachute payment regulations of the federal tax laws. If the Offer is consummated, the severance payment referred to in clause (ii) above will be made to certain officers at the time of the Merger and to the remaining officers upon the involuntary termination of their employment (other than for cause) before January 1, 1999, and a retention bonus in the amount of such severance payment will be made to those remaining officers if they continue in employment through December 31, 1998.

     The total severance benefit payable to the officer will in general not exceed 2.99 times the officer's average W-2 wages from the Company for the five calendar years immediately preceding the calendar year in which the change in control occurs. However, any options outstanding under the Salary Investment Option Grant Program under the 1993 Stock Option Plan will not be subject to this limitation in the event those options are accelerated in connection with the change in control.

     Involuntary termination is defined in each severance agreement as the termination of the officer's employment, whether voluntary or involuntary (other than for cause), following a material reduction in the officer's level of responsibilities, a reduction in his or her compensation or a change in job location without his or her consent. Termination for cause includes any involuntary termination attributable to the officer's fraudulent behavior or other intentional misconduct adversely affecting the business reputation of the Company in a material manner.

CERTAIN TRANSACTIONS

     On May 30, 1990, the Company entered into an Affiliation Agreement (the "Affiliation Agreement") with Harnischfeger Industries, Inc., a Delaware corporation ("Harnischfeger"), pursuant to which Harnischfeger indicated its intent to purchase outstanding shares of the Company's Common Stock in open market transactions. Under the terms of the Affiliation Agreement, such stock purchases may be made at any time and from time to time, subject to market conditions and other factors. The Affiliation Agreement does not, however, obligate Harnischfeger to purchase any Company Common Stock at any time. With respect to any such purchases, Harnischfeger has agreed that neither it nor its affiliates will acquire in the aggregate more than 20% of the total combined voting power of outstanding Company voting stock (including for purposes of this calculation outstanding stock options and other securities convertible into, or entitling the holder thereof to acquire voting stock, hereafter "Voting Stock") without the prior consent of the Company's Board of Directors, subject to certain limited exceptions. The Affiliation Agreement also provides that, upon the request of Harnischfeger, the Company will use its best efforts to cause its Board of Directors to take all action necessary to elect a nominee selected by Harnischfeger to the Board of Directors and thereafter, throughout the term of the Affiliation Agreement and subject to certain exceptions, to nominate and solicit proxies for election as director(s) at stockholder meetings a number of Harnischfeger nominees proportionate to the amount of the Company's voting securities then held by Harnischfeger and its affiliates. Under the Affiliation Agreement, the Company has the option to purchase all shares of the Company's voting securities owned by Harnischfeger and its affiliates (i) in the event that sales of the Company's systems to be installed on machines manufactured by Beloit Corporation, a Delaware corporation and a subsidiary of Harnischfeger ("Beloit"), fail to meet certain projections or (ii) in the event of a "change in control" of Harnischfeger or if Harnischfeger ceases to own a majority of Beloit's outstanding common stock. In addition, Harnischfeger and its affiliates have certain rights to purchase additional shares of Common Stock in the event their aggregate equity ownership interest in the Company is diluted to certain levels. The Affiliation Agreement may be terminated by either party at the end of seven years or as otherwise set forth therein.

     On December 29, 1994, the Company bought back from HIHC, Inc. ("HIHC"), a wholly-owned subsidiary of Harnischfeger, 2,026,900 shares of outstanding Company Common Stock at a purchase price of $21.50 per share, reducing HIHC's holdings to approximately 10% of the total outstanding Company capital stock.

     On June 22, 1995, the Company bought back from HIHC 1,613,100 shares of outstanding Company Common Stock at a purchase price of $32.50 per share, representing all of HIHC's holdings of Company Common Stock.

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                     EXHIBITS
-------
(a)(1)    Offer to Purchase dated January 31, 1997.*
(a)(2)    Letter of Transmittal.*
(a)(3)    Press release issued by the Company and the Parent on January 27, 1997.
(a)(4)    Opinion of Goldman Sachs dated January 26, 1997.*
(a)(5)    Letter to Stockholders dated January 31, 1997 from David A. Bassen,
          Chairman of the Board and Chief Executive Officer of the Company.*
(c)(1)    Agreement and Plan of Merger dated as of January 26, 1997, among Parent,
          Purchaser and the Company.
(c)(2)    Confidential Nondisclosure Agreement dated as of March 29, 1996, between
          Parent and the Company.
(c)(3)    Form of Indemnification Agreement.
(c)(4)    Article Eleventh of the Company's Certificate of Incorporation, as amended to date.
(c)(5)    Article VII, Section 6 of the Bylaws of the Company.
(c)(6)    Form of Severance Agreement with the Company's executive officers.
(c)(7)    Amendment Number 3 to Rights Agreement dated as of January 26, 1997 between the Company and Bank of New York, a New York banking corporation.
(c)(8)    Employment Agreement dated January 26, 1997 between Parent and David A.
          Bassen.
(c)(9)    Employment Agreement dated January 26, 1997 between Parent and John C.
          Gingerich.

---------------
* Included in documents mailed to stockholders.